EXHIBIT 99.1

Lombard Medical Announces Positive Results of First-in-Man Clinical Case Using New Low Profile IntelliFlex(TM) LP Delivery System to Deploy Aorfix(TM) Endovascular Stent Graft

Design Enhances Control and Precision During Placement and Reduces Potential for Vessel Trauma

IRVINE, Calif., Nov. 12, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced the successful outcome of the first-in-man clinical EVAR case using its new low profile IntelliFlex™ LP Delivery System to deploy its endovascular stent graft, Aorfix™.

The case was performed by the team of Prof. Andrew Holden, Director of Interventional Services and Associate Professor of Radiology at Auckland University School of Medicine, and Dr. Andrew Hill, Professor of Surgery, University of Auckland, at Auckland City Hospital in New Zealand.

The IntelliFlex LP Delivery System features a low profile, intuitive, compact and ergonomic design that enhances the precision and control of Aorfix deployment and placement. In addition, the system incorporates an integrated exchange sheath designed to reduce the possibility of vessel trauma during the procedure.

"The new IntelliFlex delivery system was extremely straightforward and a real pleasure to use," said Prof. Holden. "I particularly appreciated the new Y-mechanism that enables greater control and precision when deploying the graft. This is a significant advancement for the Aorfix system and the device can now be used even more reliably in both routine and challenging anatomies."

Dr. Hill added, "The new Aorfix delivery system has great top end control allowing for very accurate placement of the device. Further, the integrated exchange sheath was really beneficial and the hemostatic valve copes extremely well with multiple passages."

Prof. Holden is scheduled to present a video of the first case next week at the VEITHsymposium™, which will be held at the New York Hilton-Midtown in New York City on November 17th–21st.

"IntelliFlex LP is another great example of our commitment and ability to innovate in the EVAR space, and by improving the utility and performance of Aorfix, we believe IntelliFlex will be a significant driver of revenue growth in 2016 and beyond," said CEO Simon Hubbert. "We plan to file for FDA approval in early December and anticipate launching in the U.S. in the early second quarter of 2016, followed by EU approval and launch one quarter later."

About Aorfix™ Endovascular Stent Graft

Aorfix™ is an endovascular stent graft system for treating infra-renal aortic and aorto-iliac aneurysms, also known as abdominal aortic aneurysms (AAAs). When placed within the aneurysm, Aorfix creates an internal bypass of the aneurysm to reduce the risk of rupture. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees. Aorfix features an exclusive helical and circular design that allows it to conform to the natural contours of human anatomy, including aortic necks with high angulations and iliac arteries with extreme bends. Aorfix has been evaluated in three studies and used in more than 4,000 procedures worldwide. Aorfix received FDA approval in 2013, and is commercially available in U.S., U.K., Germany, Spain, Italy, Austria, Switzerland, the Czech Republic, Russia, Greece, Canada, Mexico, Brazil, Japan, Hong Kong, Poland, New Zealand, Argentina, Sweden, Colombia, Ireland, Chile, Peru, and Uruguay.

About Altura Endograft System

Altura is an ultra-low profile stent graft system that offers a simple and predictable treatment option for standard AAA anatomy. Altura's system allows for repositioning during deployment and accurate graft placement at each renal artery enabling physicians to utilize all of the available aortic neck. It also eliminates the need for cannulation that results in a simple, safe and consistent deployment with predictable and shorter procedure times. The Altura system allows the majority of patients who present for AAA to be treated quickly with minimal hospital stay and recovery times.

The Altura system received CE Mark in 2015. Lombard Medical plans to launch the device in Europe in January 2016 with a broader international roll out later the same year. In the U.S., Lombard intends to file for an IDE (Investigational Device Exemption) from the FDA in 2016 with the intent to begin recruitment for a U.S. clinical study later in 2016.

About Abdominal Aortic Aneurysms (AAAs)

AAAs are balloon-like enlargements of the aorta which, if left untreated, may rupture and cause death. Approximately 4.5 million people are living with AAAs in the developed world and each year more than 500,000 new cases are diagnosed. In the U.S., aortic aneurysm disease is among the leading causes of death and it is estimated that 1.5 million people have an abdominal aortic aneurysm.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.6bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs). The Company has global regulatory approval for Aorfix™, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees. The Company has also achieved CE Mark for the Altura™ endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies. Altura will be launched in Europe in January 2016, with an international rollout planned for later in 2016. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company's current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as "believe," "expect," "future," "anticipate," "look forward to," "intend," "plan," "foresee," "may," "should," "will," "estimates," "outlook," "potential," "optimistic," "confidence," "continue," "evolve," "expand," "growth" or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company's products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's Form 20-F filed with the Securities and Exchange Commission dated April 29, 2015. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

CONTACT: Lombard Medical, Inc.
         Simon Hubbert, Chief Executive Officer
         Tel: +1 949 379 3750 / +44 (0)1235 750 800

         William J. Kullback, Chief Financial Officer
         Tel: +1 949 748 6764

         Pure Communications
         Matthew H Clawson
         Tel: +1 949 370 8500 /
         matt@purecommunciationsinc.com

         Susan Heins (Media)
         Tel: +1 864 286 9597 /
         sjheins@purecommunicationsinc.com